3-22-04

VF 3-12-04

04003802

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

...NGE COMMISSION
... 20549

...E

Information Required o... ...kers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2004 WASH, D.C. 153

SEC FILE NUMBER
8-47259

REPORT FOR THE PERIOD BEGINNING	January 1, 2003	AND ENDING	December 31, 2003
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Western Securities Clearing Corp

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

525 B Street 17th Floor

(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code – Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street,	Minneapolis,	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Western Securities Clearing Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Laurie Ohotto

Name: Laurie Ohotto
Title: Chief Financial Officer

Susan Kay Olson

Notary Public

SUSAN KAY OLSON
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires 1-31-2005

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WESTERN SECURITIES CLEARING CORP.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

WESTERN SECURITIES CLEARING CORP.

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Western Securities Clearing Corp.:

We have audited the accompanying statement of financial condition of Western Securities Clearing Corp., a wholly owned subsidiary of FAS Holdings Inc., whose ultimate parent is Wells Fargo & Company, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Western Securities Clearing Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2004

WESTERN SECURITIES CLEARING CORP.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	755,179
Receivable from clearing broker		2,710,422
Securities owned, at market value (note 3)		9,890
Contracts acquired, net of accumulated amortization of $417,075		1,643,765
Goodwill		1,369,875
Other assets		139,853
	$	6,628,984

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased (note 3)	$	82,483
Accounts payable and accrued expenses		95,999
Commissions payable		344,289
Income taxes payable		296,351
Deferred income tax liabilities		571,449
Total liabilities		1,390,571
Commitments and contingencies (note 8)		
Stockholder's equity:		
Common stock, no par value. Authorized 100,000 shares; issued and outstanding 5,000 shares		60,000
Additional paid-in capital		4,579,315
Retained earnings		599,098
Total stockholder's equity		5,238,413
	$	6,628,984

See accompanying notes to statement of financial condition.

(1) Organization

Western Securities Clearing Corp. (WSCC) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Wells Fargo & Company (WFC). WSCC's primary activities include offering intermediary clearance services to other broker dealers. WSCC is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. (NASD).

WSCC has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, WSCC operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii).

(2) Summary of Significant Accounting Policies

(a) *Securities Transactions*

Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market values.

(b) *Fair Value of Financial Instruments*

Substantially all of WSCC's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents consist of balances in bank accounts and money market mutual funds.

(d) *Goodwill and Intangible Assets*

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002, all goodwill amortization was discontinued and goodwill is assessed at least annually for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect WSCC's net capital. In management's opinion, no impairment exists as of December 31, 2003.

The costs assigned to contracts acquired is an identified intangible asset that is amortized using the straight line method over a period of seven years. On an ongoing basis, WSCC reviews the valuation and amortization of the intangible asset, taking into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2003.

(e) *Income Taxes*

WSCC is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to WSCC as if it had filed a separate return. WFC also files combined state tax returns in certain states. State taxes are also allocated to WSCC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

(Continued)

statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of trading securities at market values as follows:

		Owned	Sold, not yet purchased
Corporate bonds	$	—	82,483
Common stock		9,890	—
	$	9,890	82,483

Securities sold, not yet purchased represent obligations of WSCC to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WSCC's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(4) Income Taxes

At December 31, 2003, WSCC's statement of financial condition includes deferred tax liabilities of $571,449, which primarily relate to the tax treatment of intangible assets.

(5) Related Party Transactions

At December 31, 2003, WSCC had available credit from WFC under an unsecured short-term promissory note that is authorized up to $25,000,000. Additionally, WSCC may obtain short-term financing from Wells Fargo Bank Minnesota, N.A. (the Bank) under repurchase agreements which are collateralized by trading securities. WSCC pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2003, WSCC had no outstanding borrowings under these arrangements.

(Continued)

(6) Financial Instruments With Off-Balance-Sheet Risk

WSCC clears all transactions on a fully disclosed basis with its clearing firm that maintains all related records. In the normal course of business, WSCC engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WSCC to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. WSCC maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WSCC is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WSCC may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WSCC's statement of financial condition.

(7) Net Capital Requirements

WSCC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WSCC to maintain minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, WSCC's net capital was $2,050,612, which was $1,950,612 in excess of its required net capital of $100,000. WSCC's net capital ratio was .638 to 1.

WSCC is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(8) Commitments and Contingent Liabilities

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WSCC which, in the opinion of management, will be resolved with no material impact on WSCC's financial position.